UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 4)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Axovant Gene Therapies Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

With copies to:

Damien R. Zoubek, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

+1 (212) 474-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Name of Reporting Persons: Roivant Sciences Ltd. I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,244,047

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,244,047

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,244,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.1% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)   All share percentage calculations in this Amendment No. 4 to the Original Schedule 13D (as defined below) are based on 22,780,672 Common Shares, $0.00001 par value per share, of Axovant Gene Therapies Ltd. (the “Issuer”), issued and outstanding as of August 7, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2019.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 4 (“Amendment No. 4”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2018, as amended by Amendment No. 1 filed with the SEC on December 20, 2018, Amendment No. 2 filed with the SEC on March 19, 2019, and Amendment No. 3 filed with the SEC on July 16, 2019 (as so amended, the “Original Schedule 13D”) relating to the Common Shares, $0.00001 par value per share (the “Common Shares”), of Axovant Gene Therapies Ltd. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 4 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Memorandum of Understanding

On September 6, 2019, Roivant and Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo”) entered into a non-binding memorandum of understanding (the “MOU”) related to the creation of a strategic alliance between the companies (the “Strategic Alliance”). Among other things, the MOU provides that, subject to completion of due diligence and the negotiation of definitive agreements, Roivant and Sumitomo plan to effect the following transactions: (i) Sumitomo will indirectly acquire equity interests in five of Roivant’s subsidiaries (collectively, the “Strategic Alliance Entities”), (ii) Roivant will grant Sumitomo options to purchase, subject to certain exceptions set forth in the MOU, Roivant’s existing equity interests in six other privately-held Roivant subsidiaries or affiliates (collectively, the “Option Entities”) and (iii) Roivant will issue to Sumitomo common shares of Roivant.  In exchange, the MOU provides that Sumitomo will make a $3.0 billion upfront cash payment to Roivant upon the closing of the transactions contemplated by the MOU.  The MOU contemplates that the foregoing transactions will be subject to customary closing conditions.

The Issuer is neither a Strategic Alliance Entity nor an Option Entity, but the MOU provides that, conditioned upon the closing of the transactions contemplated therein, Roivant will grant Sumitomo a right of first refusal with respect to the Common Shares of the Issuer held by Roivant on the terms set forth in the MOU (the “ROFR”).  The MOU contemplates that the ROFR will be granted to Sumitomo at the closing of the transactions contemplated by the MOU and would apply until the later of (i) October 31, 2024 and (ii) the date that is four years and six months after the date of the closing of the transactions contemplated by the MOU (the “ROFR Period”).  The MOU provides that during the ROFR Period, if Roivant seeks to transfer (including in response to an offer from any third party) Common Shares of the Issuer held by Roivant (a “Covered Transaction”), it must (a) notify Sumitomo of such proposed transfer, the material terms thereof and any material agreements, proposals or arrangements relating thereto (the “Offer Notification”) and (b) provide a minimum period of 75 days for Sumitomo to conduct such diligence as is reasonably necessary for Sumitomo to make an offer to Roivant with regard to such Covered Transaction on the same or better terms as those contained in the Offer Notification (a “Qualifying Offer”).  If Sumitomo provides a Qualifying Offer to Roivant, Roivant would be required to accept it. If not, Roivant would be permitted to consummate the Covered Transaction.  In addition, the MOU contemplates that, conditioned upon the closing of the transactions contemplated therein and for a period of five years thereafter, to the extent certain material actions are put before the Issuer’s shareholders for approval, including a sale or transfer of all or certain assets of the Issuer (as set forth in the MOU) or certain transactions that would reasonably be expected to result in any person or group other than Roivant holding greater than a 50% interest in the Issuer or Roivant holding less than 50% of the Issuer’s outstanding voting power, Roivant would be obligated to vote the Common Shares of the Issuer held by Roivant against such actions, in each case unless such transaction was offered to Sumitomo on the same terms as a Covered Transaction.

Except for certain clauses as specified in the MOU (which do not include the provisions described above), the MOU is non-binding and, as such, Roivant and Sumitomo have not made any final or contingent agreements, written or otherwise, in furtherance of any plan or purpose related to or in connection with the Issuer or its securities.

Roivant reserves its right to change its plans and intentions in connection with any of the actions discussed in this Item 4, and the terms of the MOU (including those described above) may change as a result of negotiation of the definitive agreements contemplated by the MOU. Any action taken by Roivant may be effected at any time, subject to any applicable limitations imposed thereon by any applicable laws.

Other than as described above or as would occur upon consummation of the transactions described herein, Roivant does not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Roivant may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop or modify such plans or proposals.  Notwithstanding the foregoing, Roivant does not intend to provide additional disclosures related to the matters related to the MOU described herein unless and until disclosure is required under applicable U.S. securities laws.

The foregoing description of the MOU and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the MOU, a copy of which is filed as Exhibit 7.06 to this Schedule 13D and which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The description of the MOU set forth in Item 4 is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.06*	Memorandum of Understanding, dated September 6, 2019, between Sumitomo Dainippon Pharma Co., Ltd. and Roivant Sciences Ltd.

* Certain schedules to the Memorandum of Understanding addressing matters unrelated to the securities of the Issuer have been omitted. The Reporting Person agrees to furnish a copy of any omitted schedule supplementally to the SEC upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory